UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	WhiteHorse Finance, LLC

Address of Principal Business Office:	1450 Brickell Avenue, 31st Floor, Miami, Florida 33131

Telephone Number:	(305) 379-2322

Name and address of agent for service of process:	Richard Siegel H.I.G. WhiteHorse Advisers, LLC 1450 Brickell Avenue, 31st Floor Miami, Florida 33131

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1)/(7) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Miami and the state of Florida on the 7th day of September, 2012.

WhiteHorse Finance, LLC

/s/ Jay Carvell
Name: Jay Carvell Title: Chief Executive Officer

Attest:	/s/ Alastair Merrick
Name: Alastair Merrick Title: Chief Financial Officer